Exhibit 99.1

February 19, 2010

Mr. Gary L. Egger

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Dear Mr. Egger:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2009, to the Chesapeake Energy Corporation (Chesapeake) interest in certain oil and gas properties located in the United States. It is our understanding that the proved reserves estimated in this report constitute approximately 59 percent of all proved reserves owned by Chesapeake. The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Industries—Oil and Gas. Definitions are presented immediately following this letter. This report has been prepared for Chesapeake’s use in filing with the SEC.

We estimate the net reserves and future net revenue to the Chesapeake interest in these properties, as of December 31, 2009, to be:

	Net Reserves		Future Net Revenue (M$)
Category	Oil (MBBL)	Gas (MMCF)	Total	Present Worth at 10%

Proved Developed Producing	19,653.8	3,834,998.3	7,524,349.5	3,929,559.2
Proved Developed Non-Producing	3,272.0	426,920.7	763,135.1	383,134.7
Proved Undeveloped	14,188.2	3,887,041.8	4,021,441.0	418,751.2

Total Proved	37,113.9	8,148,960.5	12,308,921.0	4,731,446.0

Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved reserves. No study was made to determine whether probable or possible reserves might be established for these properties. Estimates of proved undeveloped reserves have been included for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Future gross revenue to the Chesapeake interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of federal income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. Future revenue estimates include Chesapeake’s estimates of the costs to abandon the wells and production facilities, net of any salvage value. In some cases, the salvage value exceeds the abandonment cost. Abandonment costs are included as capital costs.

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For oil volumes, the average Platts Gas Daily West Texas Intermediate Crude spot price of $61.14 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials. For gas volumes, the average Platts Gas Daily Henry Hub spot price of $3.866 per MMBTU is adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties.

Lease and well operating costs used in this report are based on operating expense records of Chesapeake. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties are limited to direct lease- and field-level costs and $200 per well per month, which is Chesapeake’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties; these overhead expenses are not included in the determination of the economic limits for the properties. As requested, ad valorem taxes are included in the operating costs for the nonoperated properties. Lease and well operating costs are held constant throughout the lives of the properties. Chesapeake’s estimates of capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Chesapeake interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Chesapeake receiving its net revenue interest share of estimated future gross gas production. Some of these properties are subject to volumetric production payment (VPP) transactions completed by Chesapeake during 2008. Our estimates of reserves and future revenue do not include adjustments for any of these VPP transactions; however, it is our understanding that Chesapeake has given effect to those transactions by reducing their reserves at the corporate level.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.

For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, analogy, and statistical analysis, that we considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to SEC definitions and guidelines. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc. (NSAI), nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Chesapeake, other interest owners, various operators of the properties, public data sources, and the nonconfidential files of NSAI and were accepted as accurate. Supporting geoscience, field performance, and work data are on file in our office. The technical persons responsible for preparing the reserves estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-002699

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ G. Lance Binder
G. Lance Binder, P.E. 61794
Executive Vice President

Date Signed: February 19, 2010

MBB:JLW

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates, Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.